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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  January, 2005

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40 F.   Form 20-F [ ]   Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     NEUROCHEM INC.
January 28, 2005

                                     By: /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner
                                         General Counsel and Corporate Secretary





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                                 NEUROCHEM INC.

                             MATERIAL CHANGE REPORT
                             ----------------------



1.   NAME AND ADDRESS OF ISSUER

Neurochem Inc. (the "NEUROCHEM")
275 Armand-Frappier Blvd.
Laval, QC  H7V 4A7

2.   DATE OF MATERIAL CHANGE

January 20, 2005

3.   NEWS RELEASE

A press release was issued on January 20, 2005 by Neurochem in Laval, Quebec.

4.   SUMMARY OF MATERIAL CHANGE

On January 20, 2005, Neurochem announced senior management appointments and reassignments of responsibility.

5.   FULL DESCRIPTION OF MATERIAL CHANGE

On January 20, 2005, Neurochem announced the renewed commitment by Francesco Bellini, Chairman and CEO, to remain with the Company in an executive capacity for at least three more years. Dr. Bellini also assumes the office of President. This commitment was evidenced by the three year renewal of the management services agreement between Neurochem and Picchio International Inc., by virtue of which the services of Francesco Bellini are provided to Neurochem. At the same time, Neurochem announced the appointment of two new members to its senior management team as well as other changes at the senior management level.

Joining Neurochem are Shona McDiarmid, PhD, Vice President - Intellectual Property, and Daniel Delorme, PhD, as Vice President - Research. Philippe Calais, Pharm. D., currently President, is appointed President - Global Business, and Denis Garceau, PhD, Vice President - Drug Development, becomes Senior Vice President, Drug Development. Francine Gervais, PhD, Vice President, Research and Development, will be leaving Neurochem but will remain a consultant to Neurochem.

Dr. Shona McDiarmid is a lawyer who brings to Neurochem more than fifteen years experience securing and defending intellectual property rights in the pharmaceutical, medical and biotechnology fields. Dr. McDiarmid began her career in intellectual property at Bereskin & Parr in Toronto, where she practiced intellectual property law with a focus on biotechnology and pharmaceutical patents and related litigation. In 1996 she joined BioChem Pharma as Director of Intellectual Property, where she managed an extensive international patent portfolio in core fields, including CNS, antivirals, anti-infectives, oncology, biologics and vaccines. Following the merger of BioChem Pharma with Shire Pharmaceuticals Group in 2001, Dr. McDiarmid was


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                                      -2-

promoted to Vice President of Global Intellectual Property for the Shire Pharmaceuticals Group. Dr. McDiarmid holds a PhD in biology from the University of Western Ontario, and a law degree from the University of Ottawa. Dr. McDiarmid is also a member of the Ontario Bar and a registered Canadian patent agent.

Dr. Daniel Delorme has almost 20 years experience in biotechnology and pharmaceutical companies. Prior to joining Neurochem, he served between 2003 and 2005 as Vice President, Research and Development, at the Canadian biopharmaceutical company Phagetech Inc. and from 1998 to 2003, Dr. Delorme was Vice President Medicinal Chemistry at MethylGene Inc. From 1995 to 1998, Dr. Delorme served as Associate Director at AstraZeneca, Montreal, and prior to that as a Research Fellow at Merck-Frosst. He is the co-inventor of 33 US patents and patent applications and the author of 42 scientific papers. Dr. Delorme received his doctoral degree in Organic Chemistry from the Universite de Montreal.

The responsibilities of Dr. Calais as President, Global Business, will encompass the establishment of Neurochem's international marketing and sales operations in North America and Europe and the management of collaborative activities with business partners.

With his nomination, Dr. Garceau will be adding to his current role in drug development, a more active participation in determining Neurochem's strategic scientific direction.

6.   CONFIDENTIALITY

Not applicable.

7.   OMITTED INFORMATION

None.

8.   EXECUTIVE OFFICER

For further information, please contact Lise Hebert, Vice-President, Corporate Communications, at (450) 680-4572.

DATED this 27th day of January, 2005.


                                  NEUROCHEM INC.


                                  By: (signed) Lise Hebert
                                      ------------------------------------------
                                      Lise Hebert,
                                      Vice-President, Corporation Communications